June 24, 2025

Ryan Saadi
Chief Executive Officer
Tevogen Bio Holdings Inc.
15 Independence Boulevard, Suite #210
Warren, NJ 07059

       Re: Tevogen Bio Holdings Inc.
           Registration Statement on Form S-3
           Filed June 20, 2025
           File No. 333-288218
Dear Ryan Saadi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   William Intner, Esq.